GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, California 94063
April 24, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
100 F Street, NE
Washington, D.C. 20549
Attention: John D. Reynolds, Assistant Director
Genomic Health, Inc.
Registration Statement on Form S-3 (File No. 333-141946)
Ladies and Gentlemen:
     In connection with the filing of a letter of even date herewith requesting acceleration of effectiveness of a Registration Statement on Form S-3 (File No. 333-141946) (the “Registration Statement”) by Genomic Health, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges the following:
     The adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant further represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.
     Please direct any questions or information regarding this correspondence to the undersigned, who can be reached by phone at (650) 569-2290 and by facsimile at (650) 556-0750. Please also send copies of any written correspondence to Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, the Registrant’s legal counsel. Ms. Lombardi can be reached by telephone at (650) 233-4670 and by facsimile at (415) 983-1200.

April 24, 2007

Very truly yours,
/s/ G. Bradley Cole
G. Bradley Cole
Executive Vice President and Chief Financial Officer

cc:	Randal W. Scott, Ph.D.
Stanton D. Wong
Gabriella A. Lombardi